UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

Organogenesis Holdings Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

68621F102

(CUSIP Number)

Avista Healthcare Partners

65 East 55th Street, 18th Floor

New York, NY 10022

Tel No. (212) 593-6900

ATTN: Ben Silbert, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68621F102	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Avista Healthcare Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,340,628 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,340,628 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,340,628 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

On November 12, 2024, the Issuer issued an aggregate of 130,000 shares of Series A Convertible Preferred Stock to the Reporting Persons. The number and percentage of shares of the Issuer’s common stock (“Common Stock”) beneficially owned by Avista Healthcare Partners III, L.P. has been calculated based on 17,340,628 shares of Common Stock issuable upon conversion of 65,750 shares of Series A Convertible Preferred Stock of the Issuer issued to Avista Healthcare Partners III, L.P. on November 12, 2024, assuming a conversion rate of 263.7358 shares of Common Stock to be issued upon the conversion of each $1,000 of liquidation preference of Series A Convertible Preferred Stock (the “Conversion Rate”). The maximum number of shares of Common Stock to be issued upon conversion of the Series A Convertible Preferred Stock until the Company receives stockholder approval (the “Requisite Stockholder Approval”), as contemplated by Nasdaq listing rules, is 26,502,042 shares of Common Stock, and until the Requisite Stockholder Approval is obtained, no person or group of persons may beneficially own shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock in an amount that is greater than 19.99% of the then-outstanding shares of Common Stock. See Item 5.

CUSIP No. 68621F102	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS AHP III Orchestra Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,945,025 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,945,025 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,945,025 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

On November 12, 2024, the Issuer issued an aggregate of 130,000 shares of Series A Convertible Preferred Stock to the Reporting Persons. The number and percentage of shares of Common Stock beneficially owned by AHP III Orchestra Holdings, L.P. has been calculated based on 16,945,025 shares of Common Stock issuable upon conversion of 64,250 shares of Series A Convertible Preferred Stock of the Issuer issued to AHP III Orchestra Holdings, L.P. on November 12, 2024 at the Conversion Rate. The maximum number of shares of Common Stock to be issued upon conversion of the Series A Convertible Preferred Stock until the Company receives the Requisite Stockholder Approval, as contemplated by Nasdaq listing rules, is 26,502,042 shares of Common Stock, and until the Requisite Stockholder Approval is obtained, no person or group of persons may beneficially own shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock in an amount that is greater than 19.99% of the then-outstanding shares of Common Stock. See Item 5.

CUSIP No. 68621F102	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Avista Capital Partners VI GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,502,042 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,502,042 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,502,042 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

On November 12, 2024, the Issuer issued an aggregate of 130,000 shares of Series A Convertible Preferred Stock to the Reporting Persons. The number and percentage of shares of Common Stock beneficially owned by Avista Capital Partners VI GP, L.P. has been calculated based on 26,502,042 shares of Common Stock issuable upon conversion of an aggregate of 130,000 shares of Series A Convertible Preferred Stock of the Issuer issued to Avista Healthcare Partners III, L.P. and AHP III Orchestra Holdings, L.P. on November 12, 2024 at the Conversion Rate and excludes shares of Common Stock that cannot be issued upon conversion of the Series A Convertible Preferred Stock until the Requisite Stockholder Approval is obtained. The maximum number of shares of Common Stock to be issued upon conversion of the Series A Convertible Preferred Stock until the Company receives the Requisite Stockholder Approval, as contemplated by Nasdaq listing rules, is 26,502,042 shares of Common Stock, and until the Requisite Stockholder Approval is obtained, no person or group of persons may beneficially own shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock in an amount that is greater than 19.99% of the then-outstanding shares of Common Stock. See Item 5.

CUSIP No. 68621F102	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Avista Capital Managing Member VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,502,042 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,502,042 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,502,042 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

On November 12, 2024, the Issuer issued an aggregate of 130,000 shares of Series A Convertible Preferred Stock to the Reporting Persons. The number and percentage of shares of Common Stock beneficially owned by Avista Capital Managing Member VI, LLC has been calculated based on an aggregate of 26,502,042 shares of Common Stock issuable upon conversion of an aggregate of 130,000 shares of Series A Convertible Preferred Stock of the Issuer issued to Avista Healthcare Partners III, L.P. and AHP III Orchestra Holdings, L.P. on November 12, 2024 at the Conversion Rate and excludes shares of Common Stock that cannot be issued upon conversion of the Series A Convertible Preferred Stock until the Requisite Stockholder Approval is obtained. The maximum number of shares of Common Stock to be issued upon conversion of the Series A Convertible Preferred Stock until the Company receives the Requisite Stockholder Approval, as contemplated by Nasdaq listing rules, is 26,502,042 shares of Common Stock, and until the Requisite Stockholder Approval is obtained, no person or group of persons may beneficially own shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock in an amount that is greater than 19.99% of the then-outstanding shares of Common Stock.. See Item 5.

CUSIP No. 68621F102	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Thompson Dean
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,178,317
	8	SHARED VOTING POWER 26,502,042 (1)
	9	SOLE DISPOSITIVE POWER 2,178,317
	10	SHARED DISPOSITIVE POWER 26,502,042 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,680,359 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

On November 12, 2024, the Issuer issued an aggregate of 130,000 shares of Series A Convertible Preferred Stock to the Reporting Persons. The number and percentage of shares of Common Stock beneficially owned by Thompson Dean has been calculated based on an aggregate of 26,502,042 shares of Common Stock issuable upon conversion of an aggregate of 130,000 shares of Series A Convertible Preferred Stock of the Issuer issued to Avista Healthcare Partners III, L.P. and AHP III Orchestra Holdings, L.P. on November 12, 2024 at the Conversion Rate and excludes shares of Common Stock that cannot be issued upon conversion of the Series A Convertible Preferred Stock until the Requisite Stockholder Approval is obtained. The maximum number of shares of Common Stock to be issued upon conversion of the Series A Convertible Preferred Stock until the Company receives the Requisite Stockholder Approval, as contemplated by Nasdaq listing rules, is 26,502,042 shares of Common Stock, and until the Requisite Stockholder Approval is obtained, no person or group of persons may beneficially own shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock in an amount that is greater than 19.99% of the then-outstanding shares of Common Stock. See Item 5.

CUSIP No. 68621F102	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS David Burgstahler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,555,704
	8	SHARED VOTING POWER 26,502,042 (1)
	9	SOLE DISPOSITIVE POWER 1,555,704
	10	SHARED DISPOSITIVE POWER 26,502,042 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,057,746 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

On November 12, 2024, the Issuer issued an aggregate of 130,000 shares of Series A Convertible Preferred Stock to the Reporting Persons. The number and percentage of shares of Common Stock beneficially owned by David Burgstahler has been calculated based on an aggregate of 26,502,042 shares of Common Stock issuable upon conversion of an aggregate of 130,000 shares of Series A Convertible Preferred Stock of the Issuer issued to Avista Healthcare Partners III, L.P. and AHP III Orchestra Holdings, L.P. on November 12, 2024 at the Conversion Rate and excludes shares of Common Stock that cannot be issued upon conversion of the Series A Convertible Preferred Stock until the Requisite Stockholder Approval is obtained. The maximum number of shares of Common Stock to be issued upon conversion of the Series A Convertible Preferred Stock until the Company receives the Requisite Stockholder Approval, as contemplated by Nasdaq listing rules, is 26,502,042 shares of Common Stock, and until the Requisite Stockholder Approval is obtained, no person or group of persons may beneficially own shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock in an amount that is greater than 19.99% of the then-outstanding shares of Common Stock. See Item 5.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Organogenesis Holdings Inc. (the “Issuer” or “Company”). The address of the principal executive offices of the Issuer is 85 Dan Road, Canton MA 02021.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by the following persons or entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.	Avista Healthcare Partners III, L.P., a Delaware limited partnership (“AHP III”);

2.	AHP III Orchestra Holdings, L.P., a Delaware limited partnership (“AHP III Orchestra” and, together with AHP III, the “Investors”);

3.	Avista Capital Partners VI GP, L.P., a Delaware limited partnership (“ACP GP”);

4.	Avista Capital Managing Member VI, LLC, a Delaware limited liability company (“ACP Managing Member”);

5.	Thompson Dean, a United States citizen; and

6.	David Burgstahler, a United States citizen.

ACP GP is the general partner of each of AHP III and AHP III Orchestra.

ACP Managing Member is the general partner of ACP GP.

Mr. Dean and Mr. Burgstahler are the managing members of ACP Managing Member.

The principal business of AHP III and AHP III Orchestra is to acquire, hold and dispose of interests in various companies, including the Issuer, for investment purposes and to take all actions incident thereto. The principal business of ACP GP is to serve as general partner or managing member to various limited partnership and limited liability companies, including AHP III and AHP III Orchestra. The principal business of ACP Managing Member is to serve as general partner to ACP GP. The principal employment of Mr. Burgstahler is Managing Partner and Chief Executive Officer of Avista Capital Holdings, L.P.. The principal employment of Mr. Dean is Chairman of Avista Capital Holdings, L.P.

The address of the principal business office of the Reporting Persons is 65 East 55th Street, 18th Floor, New York, NY 10022.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, a joint filing agreement among the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

On November 12, 2024, the Company entered into a subscription agreement (the “Subscription Agreement”) with the Investors, pursuant to which the Company issued and sold to the Investors, in a private placement (the “Offering”), for an aggregate offering price of $130.0 million, before deducting commissions and fees paid to the placement agent for the Offering, a transaction fee to Avista Capital Holdings, L.P., and other estimated offering expenses payable by the Company, an aggregate of 130,000 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Convertible Preferred Stock”).

The purchase of the Convertible Preferred Stock was funded by working capital of AHP III and equity contributions of the limited partners of AHP III Orchestra.

As previously reported on Amendment No. 6 to the Schedule 13D filed on May 27, 2021, each of Messrs. Dean and Burgstahler, or certain trusts or other entities controlled by them, received shares of Common Stock in connection with a pro rata distribution in kind of shares of Common Stock by a then existing stockholder for no consideration.

Item 4. Purpose of the Transaction.

The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The shares of Convertible Preferred Stock reported on this Schedule 13D were acquired for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time subject to compliance with the terms of the Subscription Agreement, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that such Reporting Person now owns or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided for in the Subscription Agreement. In addition, the Reporting Persons may engage in discussions with management and members of the board of directors of the Issuer (the “Issuer Board”) regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

The Reporting Persons may have the ability, as a result of their holding shares of Convertible Preferred Stock, to influence or determine the vote with respect to significant matters involving the Issuer, including the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, Garrett Lustig, an employee of an affiliate of the Reporting Persons, serves on the Issuer Board as a representative of the Reporting Persons and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Certain plans or proposals may from time to time be discussed or considered by the directors of the Issuer, in each of their fiduciary capacities as a director of the Company.

Item 5. Interest in Securities of the Issuer.

The information set forth or incorporated by reference in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in this Item 5.

(a) The percentages used in this Schedule 13D are calculated based upon 132,576,502 shares of Common Stock stated to be outstanding as of November 5, 2024 in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024, plus 26,504,042 shares of Common Stock, which is the maximum number of shares of Common Stock currently issuable upon conversion of the shares of Convertible Preferred Stock held by the Reporting Persons as a result of the Share Cap described below. The maximum number of shares of Common Stock to be issued upon conversion of the Convertible Preferred Stock until the Company receives stockholder approval (the “Requisite Stockholder Approval”), as contemplated by Nasdaq listing rules, is an aggregate of 26,502,042 shares of Common Stock, which is equal to 19.99% of the outstanding shares of Common Stock at the time of signing the Subscription Agreement (the “Share Cap”), and until the Requisite Stockholder Approval is obtained, no person or group of persons may beneficially own shares of Common Stock issuable upon conversion of the Convertible Preferred Stock in an amount greater than 19.99% of the then-outstanding shares of Common Stock (the “Ownership Limitation”).

As of November 12, 2024, the Reporting Persons beneficially owned an aggregate of 30,263,063 shares of Common Stock, which is the sum of (i) the maximum number of shares of Common Stock currently issuable upon conversion of the shares of Convertible Preferred Stock held by the Reporting Persons as a result of the Share Cap, (ii) the number of shares of Common Stock owned directly by Mr. Dean, and (iii) the number of shares of Common Stock owned directly by Mr. Burgstahler, which represents 19.0% of the outstanding Common Stock, calculated in accordance with Rule 13d-3 under the Securities Act. The filing of this Schedule 13D shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

AHP III may be deemed to beneficially own 17,340,628 shares of Common Stock issuable upon the conversion of 65,750 shares of Convertible Preferred Stock held by AHP III, subject to the Share Cap and Ownership Limitation, which represents approximately 11.6% of the outstanding shares of Common Stock calculated in accordance with Rule 13d-3 under the Securities Act.

AHP III Orchestra may be deemed to beneficially own 16,945,025 shares of Common Stock issuable upon the conversion of 64,250 shares of Convertible Preferred Stock held by AHP III Orchestra, subject to the Share Cap and Ownership Limitation, which represents approximately 11.3% of the outstanding shares of Common Stock calculated in accordance with Rule 13d-3 under the Securities Act.

ACP GP, as the general partner of each of AHP III and AHP III Orchestra, may be deemed to beneficially own an aggregate of 26,502,042 shares of Common Stock issuable upon the conversion of an aggregate of 130,000 shares of Convertible Preferred Stock held by AHP III and AHP III Orchestra, and excludes shares of Common Stock that may not currently be issued upon conversion of the Convertible Preferred Stock due to the Share Cap, which represents approximately 16.7% of the outstanding shares of Common Stock calculated in accordance with Rule 13d-3 under the Securities Act.

ACP Managing Member, as the general partner of ACP GP, may be deemed to beneficially own an aggregate of 26,502,042 shares of Common Stock issuable upon the conversion of an aggregate of 130,000 shares of Convertible Preferred Stock held by AHP III and AHP III Orchestra, and excludes shares of Common Stock that may not currently be issued upon conversion of the Convertible Preferred Stock due to the Share Cap, which represents approximately 16.7% of the outstanding shares of Common Stock calculated in accordance with Rule 13d-3 under the Securities Act.

Mr. Dean, as a managing member of ACP Managing Member, may be deemed to beneficially own an aggregate of 28,680,359 shares of Common Stock, which includes (i) 26,502,042 shares of Common Stock issuable upon the conversion of an aggregate of 130,000 shares of Convertible Preferred Stock held by AHP III and AHP III Orchestra and (ii) 2,178,317 shares of Common Stock owned directly by Mr. Dean, and excludes shares of Common Stock that may not currently be issued upon conversion of the Convertible Preferred Stock due to the Share Cap, which represents approximately 18.0% of the outstanding shares of Common Stock calculated in accordance with Rule 13d-3 under the Securities Act.

Mr. Burgstahler, as a managing members of ACP Managing Member, may be deemed to beneficially own an aggregate of 28,057,746 shares of Common Stock, which includes (i) 26,502,042 shares of Common Stock issuable upon the conversion of an aggregate of 130,000 shares of Convertible Preferred Stock held by AHP III and AHP III Orchestra and (ii) 1,555,704 shares of Common Stock owned directly by Mr. Burgstahler, and excludes shares of Common Stock that may not currently be issued upon conversion of the Convertible Preferred Stock due to the Share Cap, which represents approximately 17.6% of the outstanding shares of Common Stock calculated in accordance with Rule 13d-3 under the Securities Act.

(b) The number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) Other than as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in shares of Common Stock during the past 60 days.

(d) Under certain circumstances, partners or members of the Reporting Persons, as applicable, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Subscription Agreement

On November 12, 2024, the Company entered into the Subscription Agreement with the Investors, pursuant to which the Company issued and sold to the Investors 130,000 shares of Convertible Preferred Stock. The Offering was subject to customary representations and warranties and closing conditions and took place on November 12, 2024.

Pursuant to the Subscription Agreement, within 40 days of signing the Subscription Agreement, the Company is obligated to file a registration statement providing for the resale by the Investors of the Convertible Preferred Stock and Common Stock issuable upon conversion of the Convertible Preferred Stock and use reasonable best efforts to have the registration statement declared effective as soon as practicable following notification by the Securities and Exchange Commission (the “SEC”) that such registration statement will not be reviewed or is not subject to further review. The Company has further agreed to take all steps necessary to keep such registration statement effective at all times until there remain no Registrable Shares (as defined in the Subscription Agreement).

The Investors cannot transfer shares of the Convertible Preferred Stock, except (1) to affiliates, (2) consisting of pro rata distributions to an Investor’s limited partners or other holders of the Investor’s equity securities, (3) in connection with any pledge, encumbrance or hypothecation in connection with any financing arrangements by an investor secured by the Convertible Preferred Stock, (4) pursuant to a tender or exchange offer, merger, consolidation or recapitalization of or involving the Company or (5) after commencement of bankruptcy or other voluntary or involuntary insolvency proceedings or restructuring by or against the Company, subject to compliance with applicable federal and state securities laws.

Certificate of Designations

Pursuant to the terms of the Subscription Agreement, on November 12, 2024, the Company filed the Certificate of Designation with the Secretary of State of the State of Delaware designating 130,000 shares of its authorized and unissued preferred stock as Convertible Preferred Stock with a stated value of $1,000 per share. The Certificate of Designation sets forth the rights, preferences and limitations of the shares of Convertible Preferred Stock.

The following is a summary of the terms of the Convertible Preferred Stock:

The Convertible Preferred Stock will rank senior to the shares of the Common Stock with respect to the payment of dividends and the distribution of assets upon a liquidation, dissolution or winding up of the Company. The Convertible Preferred Stock will initially have a liquidation preference of $1,000 per share; provided that the liquidation preference upon a change of control on or before November 12, 2026, will be increased to be no less than $1,500 per share. Holders of the Convertible Preferred Stock (“Preferred Stock Holders”) will be entitled to a regular dividend, at the rate of 8.0% per annum, compounding and payable quarterly in kind or in cash, at the Company’s election. Any accrued but unpaid dividends will become part of the liquidation preference of such share, as set forth in the Certificate of Designation. In addition, no dividend or other distribution on the Common Stock will be declared or paid on the Common Stock unless, at the time of such declaration and payment, an equivalent dividend or distribution is declared and paid on the Convertible Preferred Stock.

Conversion Rights and Mandatory Conversion

Subject to the terms and limitations contained in the Certificate of Designation, the Convertible Preferred Stock is convertible into shares of Common Stock at any time at the option of the Preferred Stock Holders. However, until the Company receives the Requisite Stockholder Approval, as contemplated by Nasdaq listing rules, with respect to the issuance of shares of Common Stock upon conversion of the Convertible Preferred Stock in excess of the limitations imposed by such rules, the Preferred Stock Holders cannot convert the Convertible Preferred Stock into a number of shares of Common Stock in excess of 26,502,042 shares. If, prior to receipt of the Requisite Stockholder Approval, a Preferred Stock Holder elects to convert any Convertible Preferred Stock that would result in the issuance, when aggregated with the number of shares previously issued upon conversion of the Convertible Preferred Stock, of more than 19.99% of the outstanding shares of Common Stock at the time of signing the Subscription Agreement, then the Company will, in lieu of issuing shares of Common Stock, pay the Preferred Stock Holder a cash amount equal to the product of the number of shares of Common Stock that could not be issued due to such limitation and the 10-day trailing volume weighted average price of the Common Stock as of the trading day immediately prior to the conversion date (the “Cash-in-Lieu Payments”), which Cash-in-Lieu Payments shall be paid no later than November 5, 2026, together with accrued interest of 10% per annum, to the extent an earlier cash payment is prohibited pursuant to the terms of the credit agreement, dated August 6, 2021, among the Company, as borrower, Organogenesis Inc. and Prime Merger Sub, LLC, as guarantors, and Silicon Valley Bank, as administrative agent, lead arranger, bookrunner, issuing lender and swingline lender, and Silicon Valley Bank and the several other lenders from time to time party thereto, as amended.

At any time after November 12, 2026, if the closing sale price per share of Common Stock exceeds 200% of the conversion price for at least 20 of 30 consecutive trading days, then the Company has the right to mandatorily convert the Convertible Preferred Stock, subject to certain restrictions based on the liquidity of the Common Stock. The initial conversion rate is 263.7358 shares of Common Stock to be issued upon the conversion of each $1,000 of liquidation preference (the “Conversion Rate”). The implied conversion price is initially $3.7917 per share, which is a 20.0% premium to the 10-day trailing volume weighted average price of Common Stock as of the full trading day prior to the execution of the Subscription Agreement. The Conversion Rate is subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar events. The Conversion Rate is also subject to adjustment for certain dilutive offerings at an effective price that is less than the conversion price then in effect.

Voting and Consent Rights

Holders of the Convertible Preferred Stock generally will be entitled to vote with the holders of the shares of Common Stock on all matters submitted for a vote of holders of shares of Common Stock (voting together with the holders of shares of Common Stock as one class) on an as-converted basis, subject to the Share Cap and Ownership Limitation. Additionally, certain matters will require the approval of the holders of a majority of the outstanding Convertible Preferred Stock, voting as a separate class, including (1) any amendment, modification, repeal or waiver of any provision of the Company’s Certificate of Incorporation, as amended, bylaws or of the Certificate of Designation that would amend, modify or otherwise fail to give effect to the rights of the Preferred Stock Holders pursuant to the Certificate of Designation, (2) any increase or decrease in the number of authorized shares of Convertible Preferred Stock, except as permitted in the Certificate of Designation, (3) the creation of any new class or series of equity securities (including any additional class or series of preferred stock or any debt that is convertible into equity securities of the company or equity-linked securities) that would be senior or pari passu to the Convertible Preferred Stock in respect of liquidation preference or dividend rights or that would provide any unique governance rights to holders of such securities that are not existing rights of the holders of Common Stock as of the date hereof, (4) the declaration or payment of any dividend to holders of Common Stock, (5) any increase to the size of the Issuer Board above 12 directors prior to the Company’s 2025 annual meeting and 11 directors after such meeting, (6) incurrence by the Company and its Subsidiaries of aggregate indebtedness in one or a series of transactions that would result in a Consolidated Total Net Leverage Ratio (as defined in the Certificate of Designation) in excess of 3.5 to 1 or (7) the entry into, or amendment or waiver of, any agreement by the Company or its Subsidiaries that would prevent or delay the Company from complying, or impair the ability of the Company to comply, with its obligations to make the Cash-in-Lieu Payments.

Investor Optional Redemption Rights

At any time after November 12, 2031, each Preferred Stock Holder has the right to require the Company to redeem all or any portion of the Convertible Preferred Stock for the then applicable liquidation preference, plus any accrued but unpaid dividends.

Director Designation and Board Observer Rights

Subject to customary conditions, at all times when the Investors hold outstanding shares of Convertible Preferred Stock convertible into shares of Common Stock representing at least 5.0% of the Company’s then-outstanding shares of Common Stock, the Company shall appoint a director designated by a majority of the Investors, voting together as a separate class, which will also serve on each committee of the Board for which such director is qualified under applicable law and Nasdaq rules and regulations. Additionally at all times the Investors hold any outstanding shares of Convertible Preferred Stock, the Investors have a right to appoint one Board observer. At the Investors’ option, following conversion of the Convertible Preferred Stock, the Investors will have the same director and Board observer election rights for so long as the Investors hold shares of Common Stock issued upon conversion representing at least 5.0% of the Company’s then-outstanding shares of Common Stock.

Preemptive Rights

The Investors have customary preemptive rights to participate in future equity issuances by the Company to the extent necessary to maintain their as-converted pro rata ownership percentages of the Company, subject to customary exceptions.

The foregoing summaries of the terms of the Subscription Agreement and the Certificate of Designations do not purport to be complete and are qualified in their entirety by reference to the full terms of the Subscription Agreement and the Certificate of Designations, copies of which are included as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated November 19, 2024, by and among Avista Healthcare Partners III, LP, AHP III Orchestra Holdings, L.P., Avista Capital Partners VI GP, L.P., Avista Capital Managing Member VI, LLC, David Burgstahler and Thompson Dean (filed herewith)

99.2	Subscription Agreement, dated November 12, 2024, by and among Organogenesis Holdings Inc., Avista Healthcare Partners III, L.P. and AHP III Orchestra Holdings, L.P. (incorporated by reference to Exhibit 10.1 to Organogenesis Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on November 13, 2024)

99.3	Certificate of Designations of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to the Organogenesis Holdings Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024)

99.4	Power of Attorney of David Burgstahler and Thompson Dean (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2024

AVISTA HEALTHCARE PARTNERS III, L.P.

By its general partner, Avista Capital Partners VI GP, L.P. By its general partner, Avista Capital Managing Member VI, LLC

/s/ Benjamin Silbert
Name: Benjamin Silbert
Title: Authorized Representative

AHP III ORCHESTRA HOLDINGS, L.P.

By its general partner, Avista Capital Partners VI GP, L.P. By its general partner, Avista Capital Managing Member VI, LLC

/s/ Benjamin Silbert
Name: Benjamin Silbert
Title: Authorized Representative

AVISTA CAPITAL PARTNERS VI GP, L.P.

By its general partner, Avista Capital Managing Member VI, LLC

/s/ Benjamin Silbert
Name: Benjamin Silbert
Title: Authorized Representative

AVISTA CAPITAL MANAGING MEMBER VI, LLC

/s/ Benjamin Silbert
Name: Benjamin Silbert
Title: Authorized Representative

THOMPSON DEAN

/s/ Benjamin Silbert
Name: Benjamin Silbert
Title: Attorney-in-Fact for Thompson Dean

DAVID BURGSTAHLER

/s/ Benjamin Silbert
Name: Benjamin Silbert
Title: Attorney-in-Fact for David Burgstahler